[redacted]

15049553

SEC MAIL PROCESSING
RECEIVED
MAR 04 2015
WASH, D.C.
SECTION

AB 3/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68345

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CA Funds Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

526 Crescent Blvd # 218
(No. and Street)

Glen Ellyn (City) IL (State) 60137 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DENNIS HAKEMAN 630-545-0820
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

KW 3/17

OATH OR AFFIRMATION

I, Dennis Hakeman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CA Funds Group, Inc., as of December 31, 2014, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Illinois
County of DuPage
Subscribed and sworn to (or affirmed) before me on this 2 day of March, 2015 by Dennis Hakeman proved to me on the basis of satisfactory evidences to be the person who appeared before me.

[signature]
Notary Public

CA Funds Group, Inc.

[signature]
Signature

President
Title

OFFICIAL SEAL
RUSSELL G STOCK
Notary Public - State of Illinois
My Commission Expires Jun 29, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CA Funds Group, Inc. Report Pursuant to

Rule 17a-5 (d) Financial Statements

For the Year Ended December 31, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68345

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CA Funds Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

526 Crescent Blvd, Suite 218
(No. and Street)

Glen Ellyn (City) IL (State) 60137 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DENNIS HAKEMAN 630-545-0820 (Area Code Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name - *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis Hakeman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CA Funds Group, Inc., as of December 31, 2014, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
CA Funds Group, Inc.

We have audited the accompanying statement of financial condition of CA Funds Group, Inc. as of December 31, 2014, and the related statement of operations changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of CA Funds Group, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CA Funds Group, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I, II and III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of CA Funds Group, Inc.'s financial statements. The supplemental information is the responsibility of CA Funds Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Chicago, Illinois
February 27, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

CA Funds Group, Inc.

Statement of Financial Condition
December 31, 2014

Assets

Cash	$	11,335
Receivable from officer		23,249
Prepaid expense		4,847
Total assets	$	39,432

Liabilities and Stockholder's Equity

Liabilities	$	-0-
Stockholder's equity		
Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		5,000
Retained earnings		33,432
Total stockholder's equity		39,432
Total liabilities and stockholder's equity	$	39,432

The accompanying notes are an integral part of these financial statements.

CA Funds Group, Inc.

Statement of Income
For the Year Ended December 31, 2014

Revenues		
Fee based income	$	36,000
Interest and dividend income		0
Total revenues		36,000
Expenses		
Compensation and benefits		0
Commission expense		2,000
Communications		4,321
Occupancy and equipment rental		5,774
Professional fees		23,817
Other operating expenses		40,647
Total expenses		76,559
Net income (loss) before income tax provision		
Income tax provision		0
Net income (loss)	$	(40,559)

The accompanying notes are an integral part of these financial statements.

CA Funds Group, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2014	$ 1,000	$ 5,000	$ 73,991	$ 79,991
Distributions to stockholders			0	0
Net income (loss)	-	-	(40,559)	(40,559)
Balance at December 31, 2014	$ 1,000	$ 5,000	$ 33,432	39,432

The accompanying notes are an integral part of these financial statements.

CA Funds Group, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flow from operating activities:				
Net income (loss)			$	(40,559)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
(Increase) decrease in assets:				
Prepaid expenses	$	(55)		
(Decrease) increase in liabilities				
Accounts Payable		(2721)		
Total adjustments				(2,776)
Net cash provided by (used in) operating activities				(43,335)
Net cash provided by (used in) investing activities				
Advances – Officers& Employees				18,015
Net cash provided by (used in) financing activities				-0-
Net increase (decrease) in cash				(25,320)
Cash at beginning of year				36,655
Cash at end of year			$	11,335
Supplemental disclosure of cash flow information:				
Cash paid during the year for:				
Interest	$	-		
Income taxes	$	2,768		

The accompanying notes are an integral part of these financial statements.

CA Funds Group, Inc.

Notes to Financial Statements
December 31, 2014

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

CA Funds Group, Inc. (the "Company") was incorporated in the State of Illinois on May 28, 2009. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, providing several classes of services, including private placement of securities, and raising capital for discretionary funds, real estate projects and future real estate acquisitions. The Company also is engaged in providing consulting and advisory services on real estate acquisitions.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Consulting fees are recorded when the services are performed.

With the consent of its shareholder, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholder is individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

CA Funds Group, Inc.
Notes to Financial Statements
December 31, 2014

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: INCOME TAXES

As discussed in Note 1 the Company has elected the S Corporate tax status; therefore, no federal income tax provision is reported.

The State of Illinois has similar rules to the federal tax code. However, there also exists a provision for a 1.5% replacement tax. The tax provision at December 31, 2014, represents the Illinois replacement tax, which is shown as the income tax provision on the accompanying statement of income.

Note 3: RELATED PARTY TRANSACTIONS

The Company's sole shareholder also owns 99% of another company, Christenson Advisors ("Sister Company"), which occasionally joins the Company in joint consulting engagements, and also provides expertise in the real estate market. During the year ended December 31, 2014, the Company paid no fees to this Sister Company for its services.

The Company often receives referrals for engagements from its Sister Company, and although the Company is allowed to seek business elsewhere, during the year ended December 31, 2014, a substantial portion of the Company's revenues were derived from referrals from its Sister Company.

The Company's sole employee has a payroll advance from the Company of $23,249. This advance is non-interest bearing and will be cleared through future payroll.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

CA Funds Group, Inc.

Notes to the Financial Statements

December 31, 2014

Note 4: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2014, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU Number	Title	Effective Date
2013-02	Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income *(February 2013).*	After 12/15/13
2013-11	Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists *(July 2013).*	After 12/15/14
2014-08	Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (April 2014).	After 12/15/14
2014-09	Revenue from Contracts with Customers (Topic 606): Revenue from Contracts with Customers (May 2014).	After 12/15/17
2014-15	Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern (August 2014).	After 12/15/16

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 5: COMMITMENTS AND CONTINGENCIES

The Company is required to file income tax returns in state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2014, no jurisdiction has proposed any adjustment to the Company's tax position.

CA Funds Group, Inc.

Notes to Financial Statements
December 31, 2014

Note 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day-to-day, but on December 31, 2014, the Company had net capital of $11,335 which was $6,335 in excess of its required net capital of $5,000; and the Company's aggregate indebtedness is less than the 15 to 1 maximum allowed.

Note 7: RECONCILLIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $2,386 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 13.721
Adjustments		
Retained earnings	2,462	
Non-allowable assets	$ (4,848)	
		2,386
Net capital per audited statements		$ 11,335

CA Funds Group, Inc.

Schedule 1 – Computation of Net Capital Requirement

Pursuant to Rule 15c3-1
As of December 31, 2014

Computation of net capital				
Common stock	$	1,000		
Additional paid-in capital		5,000		
Retained earnings		33,432		
Total stockholder's equity			$	39,432
Less: Non-allowable assets				
Payroll Advance		(23,249)		
Prepaid expense		(4,847)		
Total non-allowable assets				(28,096)
Net capital				11,335
Computation of net capital requirements				
Minimum net capital requirements				
6 2/3 percent of net aggregate indebtedness	$	0		
Minimum dollar net capital required	$	5,000		
Net capital required (greater of above)				(5,000)
Excess net capital			$	6,335
Ratio of aggregate indebtedness to net capital	0			

There is a difference of $2,386 between the net capital computation shown here and the net capital computation shown on the company's unaudited Form X-17A-5 report dated December 31, 2014 (See Note 7)

CA Funds Group, Inc.

Schedule II- Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2014

A computation of reserve requirements is not applicable to CA Funds Group, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See independent auditor's report

CA Funds Group, Inc.

Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 As of December 31, 2013

Information relating to possession or control requirements is not applicable to CA Funds Group, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

CA Funds Group, Inc. Report on
Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Period June 1, 2014 through December 31, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) CA Funds Group, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which CA Funds Group, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) CA Funds Group, Inc. stated that CA Funds Group, Inc. met the identified exemption provisions throughout the period June 1, 2014 through December 31, 2014, without exception. CA Funds Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CA Funds Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Chicago, Illinois
February 27, 2015

CA FUNDS GROUP 526 Crescent Boulevard / Suite 218 / Glen Ellyn, Illinois 60137
O 630.545.0820 / F 630.545.0830 / christensonadvisors.com

Assertions Regarding Exemption Provisions

We, as members of management of CA Funds Group, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending June 1, 2014 through December 31, 2014.

CA Funds Group, Inc.

By:

President

(Name and Title)

February 23, 2015

(Date)